TRINIDAD

ENERGY SERVICES INCOME TRUST

05013405

82-34867

RECEIVED
DEC 19 2005
SEC MAIL PROCESSING SECTION
WASH., D.C. 185

October 11, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk

SUPPL

Re: Trinidad Energy Services Income Trust

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's News Release for Monday October 3, 2005. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Very truly yours,

Jenna Francom

Per: E. Tara Wood
Executive Assistant

PROCESSED
DEC 21 2005
THOMSON
FINANCIAL

dlw 12/21

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: Monday October 3, 2005

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CLOSING OF SUMMIT ENERGY SERVICES INC. AND YUKON ENERGY RENTALS INC. ACQUISITION.

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") ("Trinidad" or the "Trust") is pleased to announce the closing of the acquisition of the well servicing assets of Summit Energy Services Inc. (Summit) and Yukon Energy Rentals Inc. (Yukon) for a total consideration of $18.0 million dollars. The acquisition includes six (6) service rigs built in the last five years and all support equipment related to well servicing.

Summit's service rigs range in depth capacity from 2,500 metres to 4,350 metres and are all completely crewed and contracted for the current year. Summit's unaudited revenue for the year ended September 30, 2004 was $9.1 million and EBITDA before shareholder bonuses was approximately $3.0 million. During the 2004 / 2005 fiscal year, Summit continued to add to its rig fleet. Trinidad estimates that on an annual basis using the existing rig fleet and rig utilization, Summit's revenue would have been approximately $11.5 million and EBITDA would have been approximately $3.4 million. Summit's assets represent some of the newest and most modern fleets in western Canada and will be combined with Trinidad's current well servicing operation. Summit's personnel are highly experienced with a history of safe and efficient operations which have attracted a strong customer base. The acquisition of these assets is in response to requests from Trinidad's client based requests for incremental deep well servicing capabilities.

As part of the acquisition, Mr. Lawrence D. Fobes has agreed to assume the position of Vice President of Operations for Trinidad Well Servicing Ltd. Mr. Fobes has over 25 years experience in the well servicing industry and has held various senior positions within other well servicing operations. Mr. Fobes bring a wealth of experience and expertise to Trinidad's management team and will play a lead role in the management and expansion of Trinidad's well service division.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the North American oil and gas industry. With the completion of the current rig construction programs, the Trust will have 74 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 10 service rigs that have been completely retrofitted or are new within the past five years and 2 more service rigs currently under